SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[January 2, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO DIVESTS HODGE FOUNDRY IN THE USA

SIGNATURES

Date January 2, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO DIVESTS HODGE FOUNDRY IN THE USA

(Helsinki, Finland, January 2, 2003) — Metso Minerals, the rock and mineral processing business area of Metso Corporation (NYSE: MX; HEX: MEO) has finalized the divestment of its Hodge Foundry unit in Greenville, Pennsylvania, USA to a group of investors, including the local management, Commonwealth Capital Group based in Pittsburgh and members of the Hodge family. The sale became effective on December 31, 2002 to the new company, Hodge Foundry, Inc. The foundry employs 90 persons. The transaction price will not be disclosed.

Hodge Foundry is a leading large ductile and gray iron speciality engineering foundry with the capability to pour castings to 78 tons (175,000 pounds) and annual volumes to 16,000 metric tons. It supplies Metso Minerals castings for large grinding mills. It also provides castings for power generation equipment, steel industry, paper machinery and machine tools, among others. In 2002, the net sales of Hodge Foundry exceeded USD 10 million.

Metso Minerals announced to its intent to divest Hodge Foundry in December 2001 as a part of the divesture of its non-core businesses operations. Hodge Foundry was transferred to Metso Minerals through the acquisition of Svedala Industri AB in September, 2001.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Olli Vaartimo, President, Metso Minerals, tel. +358 400 864 203
Andrew Benko, President, Metso Minerals / Minerals Processing Business Line,
tel. +1 717 849 2626
Korlan Strayer, Senior Vice President, Metso Minerals / Minerals Processing Business Line,
Tel. +1 717 849 2619

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.